Exhibit 23.13

Consent of Differential Engineering Inc.

Reference is made to the Annual Report of Midway Gold Corp. (the “Company”) on Form 10-K filed with the Securities and Exchange Commission on March 16, 2015 (the “Annual Report”).

We hereby consent to the references to our name under the heading “Properties” and to the summary of the technical reports entitled “Golden Eagle Project, Washington State, USA” dated July 2009 in the Annual Report which the Company used, or directly quoted from, in preparing summaries concerning the Company’s mineral resources which appear in such Annual Report and the incorporation therein of such references to the Company’s registration statements on Form S-3 (Nos. 333-199886, 333-186230, and 333-184475) and on Form S-8 (No. 333-190569).

/s/ Differential Engineering Inc.
Differential Engineering Inc.

March 16, 2015